Sub-Item 77Q1(a): Amendment to Articles of Incorporation and Bylaws of the Registrant

Articles and Bylaw Amendment No. 22 - Filed with the Securities and Exchange Commission on November 4, 2005.

INDEX TO ATTACHMENTS

(a) -- Articles of Amendment of Articles of Incorporation of the Registrant
(b) -- Amendment to Bylaws of the Registrant

ATTACHMENT (A)

Article Second of the Articles of Incorporation was amended on October 27, 2005 by deleting the Article in its entirety and replacing it with the following:

ARTICLE SECOND: The name of the Corporation is "The European Equity Fund, Inc." (the "Corporation").

ATTACHMENT (B)

Article I, Section 1 was amended on October 28, 2005 by deleting the section in its entirety and replacing it with the following section:

Section 1. Principal Office. The principal office of The European Equity Fund, Inc. (the "Corporation") shall be located at such place or places as the Board of Directors may designate.

Article III, Section 3 was amended on October 28, 2005 by deleting the section in its entirety and replacing it with the following section:

Section 3. Qualifications. Directors need not be stockholders. Each Director shall hold office until the earlier of: (a) the expiration of his term and his or her successor shall have been elected and qualifies, (b) his or her death,
(c) his or her resignation, or (d) his or her removal. To be eligible for nomination as a director a person must, at the time of such person's nomination,
(a) have Relevant Experience and Country Knowledge (as defined below), (b) not have any Conflict of Interest (as defined below) and (c) not be of an age such that he will attain the age of over 70 years in the calendar year in which his or her term will end; provided that clause (c) shall not apply to any person who was a Director on October 15, 1999 or to any person whom the Nominating Committee (or in the absence of such a Committee, the Board of Directors) determines to except from that clause on the basis that the person's prior public or government service or other broad-based activities in the business community make it essential that the Corporation continue to receive the benefit of the person's services as a Director. The determination described in the previous sentence shall be made on or before the time of nomination. Whether a proposed nominee satisfies the foregoing qualifications shall be determined by the Nominating Committee or, in the absence of such a Committee, by the Board of Directors, each in its sole discretion.

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For purposes of the following definitions of Relevant Experience and Country
Knowledge and Conflict of Interest, the term "Specified Country" means any one or more of the following countries: the Austrian Republic, the Kingdom of Belgium, the Republic of Finland, the French Republic, the Federal Republic of Germany, the Hellenic Republic ("Greece"), the Republic of Ireland, the Italian Republic, the Grand Duchy of Luxembourg, the Kingdom of the Netherlands, the Portuguese Republic and the Kingdom of Spain, and any other country in Europe that has adopted the Euro as its currency.

"Relevant Experience and Country Knowledge" means experience in business, investment, economic or political matters of a Specified Country or the United States, through service for 10 of the past 20 years (except where a shorter period is noted) in one or more of the following principal occupations:

(1) senior executive officer or partner of a financial or industrial business headquartered in a Specified Country and that has annual revenues of at least the equivalent of US $500 million,

(2) senior executive officer or partner of a financial or industrial business headquartered in the United States that has annual revenues of at least the equivalent of US $500 million and whose management responsibilities include supervision of business operations in a Specified Country or other European country,

(3) director (or the equivalent) for 5 of the past 10 years of one or more investment businesses or vehicles (including this Corporation) a principal focus of which is investment in one or more Specified Countries and that have at least the equivalent of US $250 million in combined total assets of their own,

(4) senior executive officer or partner of an investment management business having at least the equivalent of US $500 million in securities of companies in one or more Specified Countries or securities principally traded in one or more Specified Countries under discretionary management for others,

(5) senior executive officer or partner of a business consulting, accounting or law firm having at least 100 professionals and whose principal responsibility involves or involved providing services involving matters relating to a Specified Country or other European country for financial or industrial businesses, investment businesses or vehicles or investment management businesses as described in (1) - (4) above,

(6) senior official (including ambassador or minister) (i) in the national government, a government agency or the central bank of a Specified Country or the United States, (ii) in a major supranational agency or organization of which a Specified Country or the United States is a member, or (iii) in a leading international trade organization relating to a Specified Country or the United States, in each case in the area of finance, economics, trade or foreign relations, or

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(7) current director or senior officer (without regard to years of service) of an investment manager or adviser of the Corporation, or of any entity controlling or under common control with an investment manager or adviser of the Corporation.

For purposes of clauses (1)-(5) of the preceding sentence and clauses (1)-(2) of the next paragraph, the term "financial or industrial business" includes a financial or industrial business unit within a larger enterprise; the term "investment businesses or vehicles" includes an investment business unit or investment vehicle within a larger enterprise; the term "investment management business" includes an investment management business unit within a larger enterprise; and the term "investment vehicle" includes an investment vehicle within a larger enterprise; but in each case only to the extent the unit satisfies the revenue, asset and other requirements specified for the business or vehicle in clauses (1)-(5) of the preceding sentence or clauses (1)-(2) of the next paragraph.

"Conflict of Interest" means the presence of a conflict with the interests of the Corporation or its operations through any of the following:

(1) current position (a) as a director, officer, partner or employee of another investment vehicle a significant (i.e., 25% or more of total assets) focus of which is securities of companies in one or more Specified Countries or securities principally traded in markets of one or more Specified Countries and that does not have the same investment adviser as the Corporation or an investment adviser affiliated with an investment adviser of the Corporation, and
(b) having direct and regular responsibilities relating to that investment vehicle,

(2) current position as (a) a director, officer, partner or employee of the sponsor (or equivalent) of an investment vehicle described in the previous point and (b) having direct and regular responsibilities relating to that investment vehicle, or

(3) current position as an official of a governmental agency or self-regulatory body having responsibility for regulating the Corporation or the markets in which it proposes to invest.